[BROAD AND CASSEL LETTERHEAD]

                                  June 13, 2005


VIA EDGAR TRANSMISSION
----------------------

U.S. Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549


      Re:   21st Century Holding Company
            Amended Preliminary Proxy Statement for 2005 Annual Meeting

            Responses to June 13, 2005 Comment Letter
            -----------------------------------------


Ladies and Gentlemen:

      On behalf of 21st Century Holding Company (the "Company"), we respectfully submit the following responses to your comment letter dated June 13, 2005 (the "Comment Letter"), together with the preliminary proxy statement as amended in response to these comments (the "Amended Proxy Statement").

      The numbering below corresponds to the numbering in the Comment Letter.

Possible Future Issuances of Common Stock Pursuant to Our Notes and Warrants
----------------------------------------------------------------------------

1. The ranges of prices in the table have been expanded to include prices 50% below the current trading price. Please see pages 17, 18 and 19 of the Amended Proxy Statement.

Effect of Failure to Comply with Nasdaq Rule
--------------------------------------------

2. The Nasdaq rule has been described on page 20 of the Amended Proxy Statement under the caption "Description of Nasdaq Rule."

3.-4. The disclosure under the caption "Effect of Failure to Obtain Shareholder
      Approval for this Proposal" has been clarified as requested on page 20 of the Amended Proxy Statement, and the disclosure under the caption "Effect of Failure to Comply with Nasdaq Rule" has been removed.

U.S. Securities and Exchange Commission
June 13, 2005
Page 2

      Please also note that the Amended Proxy Statement has been revised on pages 23 and 24 to reflect the incorporation by reference of the information specified by Item 13 of Schedule 14A. The other changes reflected in the Amended Proxy Statement update or clarify the disclosures therein.

      Please call me at my direct number above if you would like to discuss any of our responses. Thank you very much for your assistance.


                                           Very truly yours,

                                           BROAD AND CASSEL


                                           /s/ Nina S. Gordon

                                           Nina S. Gordon, P.A.


cc:   Richard A. Widdicombe